August 4, 2006

Mr. David Marshall
Chief Executive Officer
Santa Monica Media Corp.
9229 Sunset Boulevard, Suite 505
Los Angeles, CA 90069

> **Re:** **Santa Monica Media Corp.**
> **Amendment No. 5 to Registration Statement on**
> **Form S-1**
> **File No. 333-128384**
> **Filed July 12, 2006**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to comment two of our letter dated July 6, 2006. We also note that existing stockholders are able to transfer their shares to affiliates. Considering the shares were privately issued and the principal shareholder is an affiliate of the company, please revise to provide the basis for which any privately issued securities could be transferred. Also, revise to explain how a transferee would be subject to the same restrictions. Will any transferees be required to sign a lock-up agreement?

2.   Furthermore, we continue to note the references to "limited exceptions" to the restriction on the transfer of the warrants and common stock. Please replace this language with clear disclosure of the limited exceptions to the restriction on the transfer of the warrants and common stock.

3.   Please explain why you will only seek approval regarding dissolution in conjunction with a proxy if it is within 90 days of the 24 months. The company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved it would appear the company must at that point seek dissolution and liquidation.

4.   We note the statement that after approval of the plan of dissolution and distribution you will liquidate the trust account to public stockholders and pay, or reserve for payment from funds not held in trust the company's liabilities and obligations. This appears to indicate that you will return funds from trust prior to dissolution and settling the liabilities and obligations of the company. Please explain the basis. Also, it is not certain that there will be sufficient funds held outside the trust to pay such liabilities or obligations. Please revise the disclosure accordingly.

5.   We note the three individuals who have agreed to pay the additional costs associated with dissolution and liquidation. Please disclose the material terms and file as an exhibit.

Summary Financial Data, page 11

6.   We note your response to comment seven of our letter dated July 6, 2006. We do not believe that the amendments to the warrant agreement support the classification of the underwriter purchase option ("UPO") as equity under EITF 00-19. The filed UPO agreement does not specify any circumstances under which net-cash settlement of the unit purchase option is permitted or required, does not specify how the contract would be settled in the event the company is unable to deliver registered units, and does not clearly state that the unit purchase option can expire unexercised or unredeemed. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

Risk Factors, page 12

7.   Clarify in the subheading to risk factor two the risk. Clarify what will happen if there are insufficient funds for dissolution and liquidation.

8.   We note the statement that "upon dissolution, we will distribute to all of our public stockholders, in proportion to their respective equity interest, an aggregate sum equal to the amount in the trust account, inclusive of any interest net of taxes payable." Please clarify that there is no guarantee that investors will receive the full amount, in light of the other risk factors relating to third party claims.

9.   We note your response to comment nine of our letter dated July 6, 2006. We note the revision in the first risk factor on page 14 that the indemnification provision "only" covers claims from vendors or a prospective target. Please revise to clarify those situations where the three disclosed persons would be personally liable and those situations where these persons would not be personally liable to your creditors for amounts in excess of the funds not held in trust. Disclose any other limitations on the personal liability.

10.   We note your response to comment six of our letter dated July 6, 2006, and your risk factor disclosure on page 15. Please revise your risk factor disclosure to specifically address the fact that the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable, similar to your disclosure in the third to last paragraph on page 64.

11.   We note the concurrent private placement unit offering to be purchased by your principal stockholder. Add a risk factor discussing the fact that the private placement warrants to be purchased by your principal stockholder may be exercisable at times when the warrants issued in the public unit offering may not be exercisable and discuss the resultant risks. We may have further comment.

12.   Clearly specify those affiliations with existing shareholders that are in the communications, media, gaming or entertainment industries.

Use of Proceeds, page 26

13.   The table does not currently reflect the payment of the interest of the loan from Santa Monica Capital Partners LLC. Please revise.

Dilution, page 29

14.   We note your response to comment 13 of our letter dated July 6, 2006. Please deduct the deferred underwriter expenses in your calculation of pro forma net tangible book value. We note that the amount will be recorded as a liability in your financial statements, and accordingly will reduce net tangible book value and increase dilution to new investors. Item 506 of Regulation S-K requires disclosure of the immediate dilution from the offering price that will be

absorbed by the new investors. Also, please revise the pro forma summary financial data on page 11 accordingly.

Management's Discussion and Analysis, page 32

15.   We note your response to comment 27 of our letter dated July 6, 2006. Please revise your disclosure in MD&A regarding the UPO to be consistent with your revised disclosure in the financial statements.

Proposed Business, page 34

16.   We reissue prior comment 15 of our letter dated July 6, 2006. We continue to note promotional or speculative statements. Please revise the disclosure throughout this section to remove such statements.

17.   We note from the disclosure on page 35 about the characteristics you will direct your attention towards. It appears that the characteristics lead to the possibility that an acquisition would likely involve the issuance of equity or debt. If you had to use solely cash, it is not clear how you would improve "an undercapitalized business" or one that needs "add-on acquisitions." Please revise to clarify.

18.   In connection with the preceding comment, we note that you will also direct your efforts to "valuable underperforming assets" that could utilize new management. In such circumstance, will current management be required to remain with you after the business combination? Also, to the extent that you acquire assets only instead of a business, please revise to clarify how you would determine the value of such assets.

19.   We note the disclosure concerning competitive advantages on pages 36 and 37. Please revise to explain how you have a competitive advantage. Substantiate the implication that other shell companies with cash do not have the same attributes you have. If you cannot substantiate your attributes providing you with an advantage over your competitors, please revise accordingly.

20.   We note the disclosure on page 39 that you "do not intend to target financially unstable, early stage or unestablished companies." Because your intentions could change at a later date, please revise to discuss the considerations that would take place to change your intention. Also, please revise to define your use of the terms "financially unstable, early stage and unestablished."

21.   We note that your management members are also the owners of Santa Monica Capital Partners, LLC. Please revise to discuss the business of Santa Monica Capital Partners and its affiliated entities. In your Item 401 of Regulation S-K

section, please revise to identify each person who is also involved with Santa Monica Capital Partners.

22.   We note from the disclosure on page 39 and paragraph 9 of exhibit 10.1 that advisors are able to receive various fees for their services, including those services with related companies of theirs. It also appears that the advisors do not owe fiduciary duties to you. Please revise to clarify whether your advisors are aware of potential targets for your consideration and are simply waiting on effectiveness of this document to introduce them to you. It would appear that management may also have knowledge of the companies that your advisors have pre-existing relationships with that could become targets. Please revise to disclose your advisors' knowledge of potential targets, since they were aware of such information/possibility when they acquired their shares.

23.   We reissue prior comment 19 of our letter dated July 6, 2006. Please specifically name those individuals that intend to stay with the company following a business combination.

Management, page 52

24.   We note that there are individuals in addition to those listed in this section that have received your initial shares. In the appropriate section(s), please revise to explain why such persons received shares and the role they will partake in your business plan.

Underwriting, page 67

25.   We note your response to comment 24 of our letter dated July 6, 2006. To the extent that the conditions are material they should be disclosed here since the exhibits are not a part of the prospectus.

26.   We note your response to comment 24 of our letter dated July 6, 2006. Please clarify your response. Explain whether the change in the price refers to the price the underwriters will purchase the shares from the company or the price the underwriter will sell the shares into the market. Clarify the specific circumstances where the underwriters may terminate the agreement, relative to the execution of the underwriting agreement. Clarify whether the change in price, if referring to the price the underwriters will purchase from the company, may occur after execution of the underwriting agreement. We may have further comment.

Exhibits

27.   We note that your warrants my be unexercisable and expire worthless if you do not maintain an effective registration statement. Please revise the warrant

certificate to reflect the fact that there is no remedy if you are not able to maintain an effective registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: David L. Ficksman, Esq.
        Fax: (310) 201-4746